





Summer 2017.

Pace Ellsworth

Chief Executive Officer at Heleum

Mesa, Arizona

Message ···

Heleum

Brigham Young University

See contact info

500+ connections

I am a powerful optimist, ready to bring a love of knowledge to the innovation table. I am using my language and management tools to spread success through entrepreneurship and beneficial technology to the farthest corners of our nation and world.

Experience

Chief Executive Officer
Heleum
Dec 2015 – Present • 2 yrs 7 mos
Mesa, AZ

Chief Executive Officer
Upmarketers LLC
Feb 2015 – Dec 2016 • 1 yr 11 mos
Mesa, AZ

Business Manager
Freedom Financial Radio Network
Oct 2011 – Jan 2015 • 3 yrs 4 mos

- Creating new relationships with local financial advisors and radio communications managers
- Bringing our marketing efforts and client management tools into the cutting edge

Secure Link Security Solutions LLC

Advertising Manager
Secure Link Security Solutions LLC
Aug 2011 – Oct 2011 • 3 mos

Door to door and commercial security monitoring services.

US Embassy Cambodia

Special Projects Coordinator
US Embassy Cambodia
Feb 2011 – Jul 2011 • 6 mos

Handling inventory and work order with a Top Secret security clearance

Education



Brigham Young University

Bachelor of Arts (B.A.), Linguistics

2005 – 2010

Volunteer Experience

Church Missionary

The Church of Jesus Christ of Latter-day Saints

Aug 2006 – Aug 2008 • 2 yrs 1 mo

Teaching families about Christian principles.
Performing service projects for the needy.

Skills & Endorsements

Public Speaking · 27

Endorsed by **George Rogers and 1 other who is highly skilled at this**

Teaching · 19

Tom Platt and 18 connections have given endorsements for this skill

Microsoft Excel · 13

Endorsed by **Taylor Ellsworth, who is highly skilled at this**

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Recommendations

Received (0)   Given (1)



Michelle O'Connor

FinTech | Blockchain | Cryptocurrency | Marketing | Community |

April 19, 2018, Pace was a client of Michelle's

Michelle is one of the most effective and powerful business developers and marketers I've ever known. She gave us all the time we needed and was dow to business the whole time. We'll be working with her for decades to come, if possible.